SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2011

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Company Free-float Analysis

Company	Ryanair Holdings plc
Free float calculation date	Last day of November
Connected/interested party shareholdings (in aggregate)	4.75%
Strategic, long term holdings (in aggregate)	0%
Free-float %	95.25%%
Contact name in Ryanair Holdings plc	Thomas Mc Namara
Contact telephone:	01 812 1212
Contact e-mail:	mcnamarat@ryanair.com

The free float calculation dates will be as follows:

Last day of February
Last day of May
Last day of August
Last day of November ✓

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 1 December 2011

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary